SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5*)

                                      REFAC
                                (Name of Issuer)

                         Common Stock (par value $0.001)
                         (Title of Class of Securities)

                                    758960108
                                 (CUSIP Number)

                              Ms. Stephney Costello
                                Palisade Capital
                                One Bridge Plaza
                           Fort Lee, New Jersey 07024
                                 (201) 585-7733

  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                              and Communications)

                                 March 28, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d--1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                       (Continued on the following pages)

                                  (Page 1 of 9)

CUSIP No. 758960108                    13D                           Page 2 of 9

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Palisade Capital Management, L.L.C./I.R.S. Identification No. 22-3330049
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

     Not Applicable
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New Jersey
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    6,306,387*
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           6,306,387*
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,306,387*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

     Not Applicable
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     90.04%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

*Included are 3,469,387 shares to be acquired pursuant to a Stock Purchase Agreement signed March 28, 2003. The shares of the Issuer beneficially owned by the reporting person are held on behalf of the reporting person's client in an account over which the reporting person has complete investment discretion. No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of such shares.

      The principals of Palisade Capital Management, L.L.C. ("Palisade") and certain of their family members beneficially own in the aggregate 1,840 additional shares. Palisade does not beneficially own nor does it have voting or dispositive power over any of such 1,840 shares. Palisade, its principals and such family members disclaim any membership in a "group" for purposes of Rule 13d-5(b) of the Exchange Act. See Item 2.

CUSIP No. 758960108                    13D                           Page 3 of 9

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Palisade Concentrated Equity Partnership, L.P./I.R.S. Identification
     No. 22-3699993
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

     Not Applicable
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    6,306,387*
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY         0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           6,306,387*
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,306,387*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

     Not Applicable
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     90.04%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

* Included are 3,469,387 shares to be acquired pursuant to a Stock Purchase Agreement signed March 28, 2003.

CUSIP No. 758960108                    13D                           Page 4 of 9

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Steven Berman/I.R.S.   Identification No.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

     Not Applicable
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    1,580*
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        6,306,387**
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,580*
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    6,306,387**
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,307,967**
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

     Not Applicable
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     90.07%**
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

* Mr. Berman, individually beneficially owns 1,580 shares. Mr. Berman has sole voting and dispositive power over such 1,580 shares. Mr. Berman, as a principal of Palisade, has shared voting and dispositive power over the 6,306,387** shares beneficially owned by Palisade, but disclaims beneficial ownership of these shares pursuant to Rule 13d-4. See Item 2.

** Included are 3,469,387 shares to be acquired pursuant to a Stock Purchase Agreement signed March 28, 2003.

CUSIP No. 758960108                    13D                           Page 5 of 9

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Mark Hoffman   Identification No.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

     Not Applicable
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    260*
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        6,306,387**
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           260*
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    6,306,387**
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,306,647**
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

     Not Applicable
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     90.05%**
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

*Mark Hoffman has sole voting and dispositive power over 260 shares held in custodial accounts for his children Russell Hoffman and Philip S. Hoffman. Mr. Hoffman, as a principal of Palisade, has shared voting and dispositive power over the 6,306,387** shares beneficially owned by Palisade, but disclaims beneficial ownership of these shares pursuant to Rule 13d-4. See Item 2.

** Included are 3,469,387 shares to be acquired pursuant to a Stock Purchase Agreement signed March 28, 2003.

      This Amendment No. 5 amends and supplements Amendment No. 4 to the
      Schedule 13D as filed by Palisade Capital Management and Palisade Concentrated Equity Partnership on March 3, 2003 with respect to the shares of Refac (the "13D"). The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D.

Item 2. Identity and Background.

      Item 2 of the 13D is hereby amended and restated in its entirety as follows:

      (1)   Palisade Capital Management, L.L.C. ("Palisade")

      a)    Palisade Capital Management, L.L.C.

      b)    One Bridge Plaza, Fort Lee, NJ 07024

      c)    Principal Business: Investment Adviser

      d)    Criminal Convictions: None

      e)    Civil Proceedings: None

      f)    Place of Organization: New Jersey

      (2)   Palisade Concentrated Equity Partnership, L.P.

      a)    Palisade Concentrated Equity Partnership, L.P.

      b)    One Bridge Plaza, Fort Lee, NJ 07024

      c)    Principal Business: Investment Limited Partnership

      d)    Criminal Convictions: None

      e)    Civil Proceedings: None

      f)    Place of Organization: Delaware

      (3)   Steven Berman

      a)    Steven Berman

      b)    One Bridge Plaza, Fort Lee, NJ 07024

      c) Investment Advisor; Palisade Capital Management, L.L.C., One Bridge Plaza, Fort Lee, NJ 07024

      d)    Criminal Convictions: None

      e)    Civil Proceedings: None

      f)    United States

      (4)   Mark Hoffman

      a)    Mark Hoffman

      b)    One Bridge Plaza, Fort Lee, NJ 07024

      c) Investment Advisor; Palisade Capital Management, L.L.C., One Bridge Plaza, Fort Lee, NJ 07024

      d)    Criminal Convictions: None

      e)    Civil Proceedings: None

      f)    United States

Item 4. Purpose of Transaction.

Item 4 of the 13D is hereby amended and restated in its entirety as follows:

      The Reporting Persons initially acquired their shares because the shares were viewed as an attractive investment and because the Reporting Persons were exploring the possibility of acquiring a controlling interest in the company.

      An Agreement and Plan of Merger was signed on August 19, 2002 by and among reporting person Palisade Concentrated Equity Partnership, L.P., Palisade Merger Corp. Following the merger, Palisade intended to use Refac as a vehicle for making acquisitions.

      On February 28, 2003, reporting person Palisade Concentrated Equity Partnership, L.P., Palisade Merger Corp. and Refac, consummated the merger described in the Agreement and Plan of Merger, as amended.

      On March 28, 2003, Palisade Concentrated Equity Partnership, L.P. and Refac entered into a Stock Purchase Agreement pursuant to which the Partnership will acquire 3,469,387 newly issued shares of Refac. The Stock Purchase Agreement is incorporated hereto as Exhibit 10.1. The Reporting Persons intend to use Refac as a vehicle for making acquisitions. The purpose of the stock purchase transaction is to provide Refac with additional capital for making these acquisitions.

      All of the securities of Refac set forth in this 13D were acquired by the Reporting Persons for investment. The Reporting Persons intend to review from time to time the Company's business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, the Reporting Persons may consider from time to time various alternative courses of action. Such actions may include the acquisition of additional securities through open-market purchases, privately negotiated transactions, a tender or exchange offer or otherwise.

      Alternatively, depending on the Reporting Persons' evaluation and review of the Company, as well as general economic and industry conditions existing at the time, the Reporting Persons may elect to sell all or a portion of the securities in the open market, in privately negotiated transactions, through a public offering or otherwise.

      Except as set forth above, the Reporting Persons do not have any plans or proposals which would relate to or result in any of the transactions described in subparagraphs (a) through (j) of Item 4 on Schedule 13D.

Item 5. Interest in Securities of the Issuer.

      Individually, Steven Berman and Mark Hoffman beneficially own 1,580 and 260 shares, respectively. Each such reporting person has sole voting and dispositive power over such person's shares. None of such reporting persons voting or dispositive power over any of the shares beneficially owned (in an individual capacity) by the other reporting persons.

      On a combined basis, the reporting persons currently own 2,837,000 or 80.2% of Refac's issued outstanding shares. Additionally, Palisade Concentrated Equity Partnership has the right to acquire within 60 days 3,469,387 shares from Refac to pursuant to the Stock Purchase Agreement dated as of March 28, 2003, attached hereto as Exhibit 10.1. Thus, the reporting persons beneficially own in the aggregate 6,306,387 shares of Common Stock, or 90.04% of the outstanding shares.

      No reporting person or entity controlled by the reporting persons has traded shares in the past 60 days.

Item 7. Material to be Filed as Exhibits.

      Exhibit 10.1 Stock Purchase Agreement dated March 28, 2003.

                                    Signature

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                  April 4, 2003

                                  Palisade Capital Management, L.L.C.


                                  By: /s/ Steven Berman
                                      ------------------------------------------
                                      Steven Berman, Member



                                  Palisade Concentrated Equity Partnership, L.P.
                                  By:  Palisade Concentrated Holdings, L.L.C.,
                                         General Partner


                                  By: /s/ Steven Berman
                                      ------------------------------------------
                                      Steven Berman, Member


                                      /s/ Steven Berman
                                      ------------------------------------------
                                      Steven Berman


                                      /s/ Mark Hoffman
                                      ------------------------------------------
                                      Mark Hoffman


  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)